UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                   SECOND-QUARTER 2006 RESULTS
[LOGO - GRUPO TELEVISA, S.A.]                      FOR IMMEDIATE RELEASE
                                                   --------------------------


-----------------------------------------------------------------------------


HIGHLIGHTS

>>   CONSOLIDATED SALES, OIBDA, AND OIBDA MARGIN REACHED ALL-TIME RECORDS

>>   TELEVISION BROADCASTING OIBDA AND OIBDA MARGIN REACHED ALL-TIME
     RECORDS

>>   SKY MEXICO SALES INCREASED 22.1%, AND OIBDA MARGIN REACHED 46.4%

>>   NET INCOME INCREASED 75.1%

CONSOLIDATED RESULTS

Mexico City, D.F., July 17, 2006--Grupo Televisa, S.A. (NYSE:TV; BMV:TLEVISA CPO; "Televisa" or "the company") today announced results for the second quarter of 2006. The results have been prepared in accordance with Mexican Financial Reporting Standards and are adjusted in millions of Mexican pesos in purchasing power as of June 30, 2006.

The following table sets forth a condensed statement of income in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing second quarter 2006 with second quarter 2005:

-------------------------------------------- --------------- ------------- --------------- -------------- -----------------
                                                2Q 2006        MARGIN %       2Q 2005         MARGIN %       CHANGE %
-------------------------------------------- --------------- ------------- --------------- -------------- -----------------
Consolidated net sales                          9,799.1         100.0         8,106.5          100.0          20.9
Consolidated operating income before
   depreciation and amortization ("OIBDA")      4,449.3          45.4         3,350.6           41.3          32.8
Consolidated operating income                   3,792.8          38.7         2,784.6           34.4          36.2
Net income                                      2,307.4          23.5         1,317.7           16.3          75.1
-------------------------------------------- --------------- ------------- --------------- -------------- -----------------

Consolidated net sales increased 20.9% to Ps.9,799.1 million in second quarter 2006 compared with Ps.8,106.5 million in second quarter 2005. This increase was attributable to revenue growth in television broadcasting, Sky Mexico, cable television, publishing, pay-television networks, radio, other businesses, programming exports, and publishing distribution segments.

Consolidated OIBDA increased 32.8% to Ps.4,449.3 million in second quarter 2006 compared with Ps.3,350.6 million in second quarter 2005. Consolidated OIBDA margin reached an all-time high of 45.4%, up from a margin of 41.3% reported last year. The increase in consolidated OIBDA reflects higher sales partially offset by higher cost of sales and operating expenses. In addition, consolidated operating income rose 36.2% to Ps.3,792.8 million in second quarter 2006 compared with Ps.2,784.6 million in second quarter 2005.

Net income increased 75.1% to Ps.2,307.4 million in second quarter 2006 compared with Ps.1,317.7 million in second quarter 2005. The net increase of Ps.989.7 million reflected i) a Ps.1,098.7 million increase in OIBDA,
ii) a Ps.889.4 million decrease in integral cost of financing, iii) a Ps.172.6 million decrease in other expense, net, and iv) a Ps.214 million decrease in minority interest. These favorable changes were partially offset by i) a Ps.90.5 million increase in depreciation and amortization,
ii) a Ps.451.2 million increase in restructuring and non-recurring charges,
iii) a Ps.469.2 million increase in income taxes, and iv) a Ps.374.1 million increase in equity in loss of affiliates.


SECOND-QUARTER RESULTS BY BUSINESS SEGMENT

The following table presents second-quarter results ended June 30, 2006 and 2005, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of June 30, 2006.

--------------------------------------------------------- ---------------- ----------- ---------------- ---------- ------------
NET SALES                                                     2Q 2006          %           2Q 2005          %        INC. %
--------------------------------------------------------- ---------------- ----------- ---------------- ---------- ------------
Television broadcasting                                       5,615.4         55.8         4,618.1        55.2        21.6
Pay-television networks                                         328.3          3.3           260.7         3.1        25.9
Programming exports                                             513.8          5.1           508.6         6.1         1.0
Publishing                                                      740.2          7.3           653.9         7.8        13.2
Publishing distribution                                         105.7          1.0           101.9         1.2         3.7
Sky Mexico                                                    1,816.8         18.1         1,488.4        17.8        22.1
Cable television                                                481.3          4.8           341.2         4.1        41.1
Radio                                                           129.1          1.3            89.7         1.1        43.9
Other businesses                                                329.0          3.3           305.7         3.6         7.6
SEGMENT NET SALES                                            10,059.6        100.0         8,368.2       100.0        20.2
Intersegment operations(1)                                     (260.5)                      (261.7)
CONSOLIDATED NET SALES                                        9,799.1                      8,106.5
--------------------------------------------------------- ---------------- ----------- ---------------- ---------- ------------

--------------------------------------------------------- ---------------- ----------- ---------------- ---------- ------------
OIBDA (LOSS)                                                  2Q 2006       MARGIN %       2Q 2005      MARGIN %     INC. %
--------------------------------------------------------- ---------------- ----------- ---------------- ---------- ------------
Television broadcasting                                       3,017.0         53.7         2,278.8        49.3        32.4
Pay-television networks                                         162.7         49.6           105.4        40.4        54.4
Programming exports                                             212.1         41.3           200.8        39.5         5.6
Publishing                                                      148.0         20.0           140.3        21.5         5.5
Publishing distribution                                           7.1          6.7             3.7         3.6        91.9
Sky Mexico                                                      843.1         46.4           606.0        40.7        39.1
Cable television                                                208.3         43.3           107.5        31.5        93.8
Radio                                                            30.9         23.9            15.4        17.2       100.6
Other businesses                                                (87.1)       (26.5)          (57.8)      (18.9)      (50.7)
Corporate expenses                                              (92.8)        (0.9)          (49.5)       (0.6)      (87.5)
SEGMENT OIBDA                                                 4,449.3         44.2         3,350.6        40.0        32.8
Intersegment operations(1)                                        -            -               -           -           -
CONSOLIDATED OIBDA                                            4,449.3         45.4         3,350.6        41.3        32.8
--------------------------------------------------------- ---------------- ----------- ---------------- ---------- ------------

-------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                             2Q 2006    MARGIN %      2Q 2005     MARGIN %   INC. %
-------------------------------------------------------------------------------------------------------------
Television broadcasting                             2,761.7      49.2        2,024.4       43.8      36.4
Pay-television networks                               157.6      48.0           99.1       38.0      59.0
Programming exports                                   210.9      41.0          199.6       39.2       5.7
Publishing                                            140.4      19.0          135.9       20.8       3.3
Publishing distribution                                 1.1       1.0           (1.3)      (1.3)    184.6
Sky Mexico                                            567.4      31.2          397.3       26.7      42.8
Cable television                                      118.8      24.7           34.0       10.0     249.4
Radio                                                  25.8      20.0           10.6       11.8     143.4
Other businesses                                      (98.1)    (29.8)         (65.5)     (21.4)    (49.8)
Corporate expenses                                    (92.8)     (0.9)         (49.5)      (0.6)    (87.5)
SEGMENT OPERATING INCOME                            3,792.8      37.7        2,784.6       33.3      36.2
Intersegment operations(1)                              -         -              -          -         -
CONSOLIDATED OPERATING INCOME                       3,792.8      38.7        2,784.6       34.4      36.2
-------------------------------------------------------------------------------------------------------------

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.



TELEVISION SECOND-QUARTER SALES increased 21.6% to Ps.5,615.4 BROADCASTING million compared with Ps.4,618.1 million in second quarter 2005. This increase was driven by higher advertising revenues related to i) the broadcast of certain games of the 2006 FIFA World Cup during the month of June; ii) political advertising related to the presidential elections in Mexico; iii) higher ratings in our telenovelas and reality shows; and
                iv) a 17.8% increase in local sales.

                SECOND-QUARTER OIBDA increased 32.4% to Ps.3,017 million, and OIBDA margin reached an all-time high of 53.7%. These results reflect higher sales, which were partially offset by higher cost of sales and operating expenses related to the transmission and production of the 2006 FIFA World Cup, and higher costs in our newscasts related to coverage of the election campaign.

PAY TELEVISION  SECOND-QUARTER  SALES  increased  25.9%  to  Ps.328.3
NETWORKS million compared with Ps.260.7 million in second quarter 2005. This increase was attributable to i) higher revenues from channels sold to pay-television systems in Mexico and to DirecTV Latin America's basic package; ii) an increase in sales of TuTV, our pay-television joint venture with Univision; and
                iii) higher advertising sales.

                SECOND-QUARTER OIBDA increased 54.4% to Ps.162.7 million, and OIBDA margin reached 49.6% driven by higher sales partially offset by higher cost of sales and operating expenses.

PROGRAMMING     SECOND-QUARTER   SALES   increased   1%  to  Ps.513.8
EXPORTS         million  compared  with  Ps.508.6  million  in second
                quarter  2005.  This  marginal  increase  reflects  a
                US$1.9  million  increase  in  royalties  paid to the
                company   under   the   Univision   Program   License
                Agreement  in  Puerto  Rico,   which  were  partially
                offset  by  lower   programming  sales  in  Asia  and
                Africa. Royalties paid to the company under the Univision Program License Agreement in the United
                States were flat compared with the same quarter last year, at US$28.6 million for the quarter.

                SECOND-QUARTER OIBDA increased 5.6% to Ps.212.1 million, and OIBDA margin reached 41.3%, reflecting a marginal sales increase and lower cost of sales and operating expenses.

PUBLISHING      SECOND-QUARTER  SALES  increased  13.2%  to  Ps.740.2
                million  compared  with  Ps.653.9  million  in second
                quarter  2005.  This  increase  reflects  i) sales of
                Ps.32.7  million  in  Editora  Cinco,  which we began
                consolidating in our financial  statements during the
                first   quarter   of  2006;   ii)  an   increase   in
                advertising  pages  sold both in Mexico  and  abroad;
                iii) higher magazine  circulation abroad; and iv) the
                positive         translation         effect        of
                foreign-currency-denominated sales, which amounted to Ps.23.5 million. These increases were partially offset by lower magazine circulation in Mexico.

                SECOND-QUARTER   OIBDA   increased   5.5%  to  Ps.148
                million, and OIBDA margin reached 20%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses, which were due primarily to the consolidation of Editora Cinco and higher paper and printing costs.

PUBLISHING      SECOND-QUARTER   SALES  increased  3.7%  to  Ps.105.7
DISTRIBUTION    million  compared  with  Ps.101.9  million  in second
                quarter  2005.  This  increase   reflects  i)  higher
                circulation abroad of magazines published by the company, and ii) the positive translation effect of foreign-currency-denominated sales, which amounted to Ps.6 million. These increases were partially offset by lower circulation in Mexico of magazines published by third parties.

                SECOND-QUARTER OIBDA increased 91.9% to Ps.7.1 million, and OIBDA margin reached 6.7%, reflecting higher sales and lower operating expenses that were partially offset by higher cost of sales.

SKY MEXICO      SECOND-QUARTER  SALES  increased  22.1% to Ps.1,816.8
                million,  compared with Ps.1,488.4  million in second
                quarter  2005.  The  increase  is  attributable  to a
                17.4% increase in the subscriber  base,  which, as of
                June  30,  2006,   reached   1,389,800  gross  active
                subscribers      (including     76,800     commercial
                subscribers),  compared with  1,183,800  gross active
                subscribers      (including     65,000     commercial
                subscribers) as of the end of the second quarter of last year.

                SECOND-QUARTER OIBDA increased 39.1% to Ps.843.1 million, and OIBDA margin reached 46.4%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

CABLE           SECOND-QUARTER  SALES  increased  41.1%  to  Ps.481.3
TELEVISION      million  compared  with  Ps.341.2  million  in second
                quarter 2005. This increase was  attributable to i) a
                17.6% increase in the subscriber  base,  which, as of
                June   30,   2006,   reached   458,312    subscribers
                (including  367,435  digital  subscribers),  compared
                with 389,657  subscribers  (including 190,416 digital
                subscribers)  as of the end of the second  quarter of
                last  year;   ii)  a  73.8%   increase  in  broadband
                subscribers to 75,863 in the second quarter of 2006 compared with 43,646 reported last year; and iii) higher advertising sales.

                SECOND-QUARTER OIBDA increased 93.8% to Ps.208.3 million, and OIBDA margin reached 43.3%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

RADIO SECOND-QUARTER SALES increased 43.9% to Ps.129.1 million compared with Ps.89.7 million in second quarter 2005. This increase was attributable to i) an increase in advertising time sold, mainly from the broadcast of the 2006 FIFA World Cup; ii) political advertising related to the presidential elections in Mexico; iii) and higher sales generated by our affiliation agreement with Radiorama.

                SECOND-QUARTER OIBDA increased 100.6% to Ps.30.9 million, and OIBDA margin reached 23.9%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

OTHER           SECOND-QUARTER   SALES   increased   7.6%  to  Ps.329
BUSINESSES      million  compared  with  Ps.305.7  million  in second
                quarter 2005. This increase was attributable to higher sales in our sports businesses, which were partially offset by lower sales in our feature-film production and distribution business and in our SMS messaging service.

                SECOND-QUARTER OPERATING LOSS before depreciation and amortization increased to Ps.87.1 million in second quarter 2006 compared with a loss of Ps.57.8 million in second quarter 2005 attributable to higher cost of sales and operating expenses, primarily related to our gaming business, which were partially offset by higher sales.

CORPORATE EXPENSES
In 2005, we adopted the guidelines of the International Financial Reporting Standard 2 (IFRS 2), "Share-based Payment," issued by the International Accounting Standards Board. IFRS 2 requires accruing in stockholders' equity the share-based compensation expense measured at fair value at the time the equity benefits are granted to our officers and employees. In the second quarter 2006, we recognized a share-based compensation of Ps.45.7 million as corporate expense.

NON-OPERATING RESULTS

INTEGRAL RESULT OF FINANCING
The following table sets forth integral result of financing ended June 30, 2006 and 2005, in millions of Mexican pesos in purchasing power as of June 30, 2006, which consisted of:

-----------------------------------------------------------------------------------------------------
                                                          2Q 2006       2Q 2005        INCREASE
                                                                                      (DECREASE)
-----------------------------------------------------------------------------------------------------
Interest expense                                           487.4         559.9          (72.5)
Interest income                                           (293.2)       (272.0)         (21.2)
Foreign exchange (gain) loss, net                         (404.4)        381.8         (786.2)
Loss from monetary position, net                            15.1          24.6           (9.5)
INTEGRAL (INCOME) COST OF FINANCING                       (195.1)        694.3         (889.4)
-----------------------------------------------------------------------------------------------------

The expense attributable to the integral cost of financing decreased by Ps.889.4 million to an integral income of financing of Ps.195.1 million in second quarter 2006 compared with an integral cost of financing of Ps.694.3 million in second quarter 2005. This decrease reflected primarily i) a Ps.786.2 million increase in net foreign exchange gain resulting primarily from the difference between the spot rate and the foreign-exchange rate of the coupon swaps entered into by us to swap into fixed Mexican pesos up to five years of US-dollar-denominated coupons of a portion of our US-dollar-denominated outstanding indebtedness, as well as from a higher average amount of foreign currency asset position, net of indebtedness, which is partially hedged by our investment in Univision, in conjunction with a 4.05% depreciation of the Mexican peso against the US dollar in second quarter 2006 compared with a 3.74% appreciation of the Mexican peso against the US dollar in second quarter 2005; ii) a Ps.72.5 million decrease in interest expense as a result of both a lower average amount of debt and a reduction in the weighted-average interest rate in second quarter 2006 compared with second quarter 2005; iii) a Ps.21.2 million increase in interest income primarily in connection with a higher average amount of temporary investments in second quarter 2006 compared with last year's comparable period; and iv) a Ps.9.5 million decrease in loss from monetary position resulting primarily from a lower inflation in Mexico in second quarter 2006 compared with second quarter 2005.

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges increased by Ps.451.2 million to Ps.468.1 million in second quarter 2006 compared with Ps.16.9 million in second quarter 2005. This increase reflected primarily the recognition in second quarter 2006 of certain non-recurring expenses incurred in connection with the tender offer made by Sky Mexico in April 2006 for most of its Senior Notes due 2013.

OTHER EXPENSE, NET
Other expense, net, decreased by Ps.172.6 million, or 71.6%, to Ps.68.4 million in second quarter 2006 compared with Ps.241 million in second quarter 2005. This decrease reflected primarily a loss on disposition of non-current assets in the second quarter of 2005, which was partially offset by an increase in financial advisory and professional fees.

INCOME TAX
Income taxes increased by Ps.469.2 million to Ps.933.9 million in second quarter 2006 compared with Ps.464.7 million in second quarter 2005. This increase reflected primarily a higher income tax base in second quarter 2006.

EQUITY IN RESULTS OF AFFILIATES
Equity in loss of affiliates increased by Ps.374.1 million to Ps.232.8 million in second quarter 2006 compared with an equity in income of affiliates of Ps.141.3 million in second quarter 2005. This increase reflected primarily equity in loss of La Sexta, a free-to-air television channel in Spain in which we have a 40% interest.


MINORITY INTEREST
Minority interest decreased by Ps.214 million to a benefit of Ps.22.7 million in second quarter 2006 compared with a charge of Ps.191.3 million in second quarter 2005. This decrease reflected primarily the portion of net loss attributable to the interest held by a minority equity owner in the Sky Mexico business.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS
In second quarter 2006 our capital expenditures totaled US$61.2 million, including US$18.2 million for our cable television segment, US$29.4 million for Sky Mexico, US$5.7 million for gaming, and US$7.9 million for our television broadcasting and other business segments.

DEBT
The following table sets forth in millions of Mexican pesos our total consolidated debt, as well as Sky Mexico's satellite transponder lease obligation as of June 30, 2006 and 2005:

------------------------------------------------------------------------------------------------------------------------------
                                                                           2Q06                  2Q05            INCREASE
                                                                                                                (DECREASE)
------------------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt                                         1,076.4               2,410.2           (1,333.8)
Long-term debt (excluding current portion)                               18,332.7              20,059.6           (1,726.9)
                                                                         19,409.1              22,469.8           (3,060.7)

Current portion of satellite transponder lease obligation                    85.5                  74.5               11.0
Long-term satellite transponder lease obligation
   (excluding current portion)                                            1,223.3               1,278.6              (55.3)
                                                                          1,308.8               1,353.1              (44.3)
------------------------------------------------------------------------------------------------------------------------------

As of June 30, 2006 and 2005, our consolidated net debt was Ps.567.6 million and Ps.7,312.2 million, respectively.

DIVIDEND PAYMENT
On May 31, 2006, the company made a Ps.0.35 per CPO cash distribution to shareholders, equivalent to approximately Ps.1,087 million in nominal terms.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that, in the second quarter of 2006, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 69.1%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 68.4%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.1%.

OUTLOOK FOR 2006
We continue to expect our television broadcasting business to achieve high-single-digit sales growth for the full year 2006. In addition, we are raising our full-year OIBDA guidance. We now expect television broadcasting OIBDA margin to exceed 50%; on a consolidated basis, we expect our OIBDA margin to reach 42%.

ABOUT TELEVISA
Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

DISCLAIMER
This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


  (Please see attached tables for financial information and ratings data)

                                    ###



INVESTOR RELATIONS CONTACTS:                  MEDIA RELATIONS CONTACT:

MICHEL BOYANCE / ALEJANDRO EGUILUZ            MANUEL COMPEAN
Tel: (5255) 5261-2445                         Tel: (5255) 5728 3815
Fax: (5255) 5261-2494                         Fax: (5255) 5728 3632
ir@televisa.com.mx                            mcompean@televisa.com.mx

                            GRUPO TELEVISA, S.A.
                   CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
    (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2006)


                                                                 June 30,                    December 31,
                                                                  2006                          2005
                                                                (Unaudited)                  (Audited(1))
                                                       ------------------------      --------------------------
              ASSETS
Current:
       Available:
              Cash                                     Ps.         805.8             Ps.         548.1
              Temporary investments                             18,035.7                      14,326.2
                                                       ------------------------      --------------------------
                                                                18,841.5                      14,874.3

       Trade notes and accounts receivable, net                  7,335.3                      13,986.9
       Other accounts and notes receivable, net                    376.0                         574.3
       Due from affiliated companies, net                            2.0                             -
       Transmission rights and programming                       3,076.7                       3,140.8
       Inventories                                                 719.6                         642.4
       Other current assets                                      1,007.0                         581.8
                                                       ------------------------      --------------------------
              Total current assets                              31,358.1                      33,800.5

Transmission rights and programming, noncurrent                  4,362.1                       3,946.5
Investments                                                      8,812.1                       7,637.0
Property, plant, and equipment, net                             20,168.5                      19,857.1
Intangible assets and deferred charges, net                     11,299.7                      10,078.5
Other assets                                                        22.1                          19.9
                                                       ------------------------      --------------------------
              Total assets                             Ps.      76,022.6             Ps.      75,339.5
                                                       ========================      ==========================

1    The  December   31,   2005,   amounts  were  taken  from  our  audited
     consolidated financial statements as of December 31, 2005, and restated to June 30, 2006, constant Mexican pesos.


                            GRUPO TELEVISA, S.A.
                   CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF JUNE 30, 2006, AND DECEMBER 31, 2005
    (Millions of Mexican pesos in purchasing power as of June 30, 2006)

                                                                      June 30,                        December 31,
                                                                        2006                              2005
                                                                     (Unaudited)                      (Audited(1))
                                                               ------------------------          -----------------------
              LIABILITIES
Current:
       Current portion of long-term debt                       Ps.             1,076.4           Ps.              342.7
       Current portion of satellite transponder
          lease obligation                                                        85.5                             76.1
       Trade accounts payable                                                  3,568.3                          2,974.0
       Customer deposits and advances                                         11,186.3                         15,639.5
       Taxes payable                                                             529.4                          1,062.7
       Accrued interest                                                          270.3                            336.8
       Other accrued liabilities                                               2,163.6                          1,591.2
       Due to affiliated companies, net                                              -                            458.9
                                                               ------------------------          -----------------------
              Total current liabilities                                       18,879.8                         22,481.9

Long-term debt(2)                                                             18,332.7                         18,255.4
Satellite transponder lease obligation(2)                                      1,223.3                          1,194.7
Customer deposits and advances, noncurrent                                     2,550.2                          2,524.5
Other long-term liabilities                                                      630.5                            464.4
Deferred taxes                                                                   108.6                            166.7
Labor obligations(3)                                                             208.7                            193.4
                                                               ------------------------          -----------------------
              Total liabilities                                               41,933.8                         45,281.0
                                                               ------------------------          -----------------------

              STOCKHOLDERS' EQUITY

Capital stock issued, no par value                                             9,795.2                          9,953.9
Additional paid-in capital                                                     4,239.9                          4,239.9
                                                               ------------------------          -----------------------
                                                                              14,035.1                         14,193.8
                                                               ------------------------          -----------------------
Retained earnings:
       Legal reserve                                                           1,990.8                          1,810.1
       Reserve for repurchase of shares                                        4,313.5                          5,782.0
       Unappropriated earnings                                                16,324.1                         11,911.3
       Net income for the period                                               3,598.3                          6,165.5
                                                               ------------------------          -----------------------
                                                                              26,226.7                         25,668.9

Accumulated other comprehensive loss                                          (2,160.5)                        (3,569.5)
Shares repurchased                                                            (5,299.4)                        (7,091.1)
                                                               ------------------------          -----------------------
                                                                              18,766.8                         15,008.3
                                                               ------------------------          -----------------------
              Total majority interest                                         32,801.9                         29,202.1

Minority interest                                                              1,286.9                            856.4
                                                               ------------------------          -----------------------
              Total stockholders' equity                                      34,088.8                         30,058.5
                                                               ------------------------          -----------------------
              Total liabilities and stockholders' equity       Ps.            76,022.6           Ps.           75,339.5
                                                               ========================          =======================

1    The  December   31,   2005,   amounts  were  taken  from  our  audited
     consolidated financial statements as of December 31, 2005, and restated to June 30, 2006, constant Mexican pesos.

2    Net of current portion.

3    Include pension plans, seniority premiums, and severance indemnities.

                           GRUPO TELEVISA, S.A.
       CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
                  SIX MONTHS ENDED JUNE 30, 2006 AND 2005
    (Millions of Mexican pesos in purchasing power as of June 30, 2006)

                                                            Three months ended June 30,             Six months ended June 30,
                                                              2006                2005                2006               2005
                                                          (Unaudited)         (Unaudited)         (Unaudited)        (Unaudited)
                                                          --------------    ---------------     ---------------   ---------------

Net sales                                                 Ps.   9,799.1     Ps.    8,106.5      Ps.   17,245.5    Ps.   14,679.4

Cost of sales(1)                                                4,048.8            3,653.2             7,514.4           6,941.0

Operating expenses(1):
      Selling                                                     781.5              654.4             1,425.0           1,247.2
      Administrative                                              519.5              448.3             1,057.2             884.1
                                                          --------------    ---------------     ---------------   ---------------
Operating income before depreciation
   and amortization                                             4,449.3            3,350.6             7,248.9           5,607.1
Depreciation and amortization                                     656.5              566.0             1,284.3           1,125.3
                                                          --------------    ---------------     ---------------   ---------------
Operating income                                                3,792.8            2,784.6             5,964.6           4,481.8
                                                          --------------    ---------------     ---------------   ---------------
Integral (income) cost of financing:
      Interest expense                                            487.4              559.9               957.7           1,124.7
      Interest income                                            (293.2)            (272.0)             (569.6)           (573.7)
      Foreign exchange (gain) loss, net                          (404.4)             381.8              (432.9)            412.6
      Loss from monetary position, net                             15.1               24.6                61.9              43.1
                                                          --------------    ---------------     ---------------   ---------------
                                                                 (195.1)             694.3                17.1           1,006.7
                                                          --------------    ---------------     ---------------   ---------------
Restructuring and non-recurring charges                           468.1               16.9               527.2             190.7
                                                          --------------    ---------------     ---------------   ---------------
Other expense, net                                                 68.4              241.0                95.7             273.4
                                                          --------------    ---------------     ---------------   ---------------
      Income before taxes                                       3,451.4            1,832.4             5,324.6           3,011.0
                                                          --------------    ---------------     ---------------   ---------------

Income tax and asset tax                                          930.7              462.2             1,440.9             782.3
Employees' profit sharing                                           3.2                2.5                 5.2               3.4
                                                          --------------    ---------------     ---------------   ---------------
                                                                  933.9              464.7             1,446.1             785.7
                                                          --------------    ---------------     ---------------   ---------------
      Income before equity in result of affiliates,
         cumulative effect of accounting change,
         and minority interest                                  2,517.5            1,367.7             3,878.5           2,225.3
Equity in (loss) income of affiliates, net                       (232.8)             141.3              (185.8)            160.3
Cumulative loss effect of accounting change, net                      -                  -                   -            (183.6)
Minority interest                                                  22.7             (191.3)              (94.4)           (271.3)
                                                          --------------    ---------------     ---------------   ---------------
      Net income                                          Ps.   2,307.4     Ps.    1,317.7      Ps.    3,598.3    Ps.    1,930.7
                                                          ==============    ===============     ===============   ===============

1   Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR SECOND, THIRD, AND
FOURTH QUARTERS OF 2005 AND FIRST AND SECOND QUARTERS OF 2006(1):

SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY


---------------------------------------------------------------------------------------------------------------------------------
                   APR    MAY  JUN     JUL  AUG    SEP    OCT   NOV    DEC   2005  JAN    FEB    MAR  APR     MAY  JUNE   2Q06
---------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating            11.3   10.8  10.6   11.0  11.3   11.8  11.9   11.7  10.7   11.3  11.6  12.3   11.9  11.0   11.0  11.5   11.2
Share (%)         30.0   28.7  28.3   29.3  30.5   32.1  31.8   31.3  30.7   30.3  31.3  32.0   30.9  30.3   29.9  30.7   30.3
TOTAL TELEVISA(2)
Rating            26.3   26.3  25.6   26.3  26.1   25.8  26.3   26.3  24.7   26.1  26.3  27.4   26.9  25.2   26.1  26.2   25.8
Share (%)         69.8   69.8  68.2   69.9  70.1   70.2  70.2   70.4  70.8   70.2  70.9  71.2   69.7  69.4   70.8  70.0   70.1
---------------------------------------------------------------------------------------------------------------------------------

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

---------------------------------------------------------------------------------------------------------------------------------
                   APR    MAY  JUN     JUL  AUG    SEP    OCT   NOV    DEC   2005  JAN    FEB    MAR  APR     MAY  JUNE   2Q06
---------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating            16.8   16.0  16.1   17.0  17.1   17.6  17.4   17.7  15.9   16.9  17.7  18.6   17.7  16.3   15.8  15.6   15.9
Share (%)         31.5   29.9  30.3   31.9  32.3  33.4   32.6   32.8  32.0   31.8  33.0  33.9   32.5  31.9   30.7  31.3   31.3
TOTAL TELEVISA(2)
Rating            36.4   36.2  35.3   36.9  36.5   36.3  36.6   36.8  34.2   36.5  37.0  38.2   37.1  34.6   35.4  34.1   34.7
Share (%)         68.1   67.6  66.4   69.1  68.7   69.0  68.5   68.5  68.7   68.5  69.0  69.7   68.0  67.9   68.7  68.6   68.4
---------------------------------------------------------------------------------------------------------------------------------

WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

-----------------------------------------------------------------------------------------------------------------------------------
                   APR    MAY   JUN     JUL  AUG    SEP    OCT   NOV    DEC   2005   JAN    FEB    MAR  APR     MAY  JUNE   2Q06
-----------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating            22.6   20.3   22.1   24.5  21.2   21.1  22.2   22.1  20.6   22.1   22.0  22.4   21.2  22.6   22.5  21.7   22.3
Share (%)         37.3   33.8   36.7   39.9  35.9   36.0  36.1   35.5  35.3   36.2   35.2  35.0   33.5  38.0   37.2  37.2   37.5
TOTAL TELEVISA(2)
Rating            43.0   42.3   41.6   43.9  40.7   39.7  41.2   40.5  38.5   42.1   41.4  43.4   41.1  40.5   42.2  40.5   41.1
Share (%)         70.8   70.4   69.2   71.5  68.8   67.7  67.1   65.1  65.8   69.0   66.3  67.8   65.1  67.9   69.9  69.6   69.1
-----------------------------------------------------------------------------------------------------------------------------------

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. "Ratings" for a period refers to the number of television sets tuned into the company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the company generally charges its highest rates for its networks.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: July 18, 2006                         By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President